Exhibit 28 (h)(1)(e)

PEAR TREE FUNDS

transfer agent fee Waiver

Pear Tree Advisors, Inc. (the “Transfer Agent”) serves as the transfer agent for Pear Tree PNC International Small Cap Fund (the “Fund”), a series of Pear Tree Funds (the “Trust”), pursuant to the Amended and Restated Transfer Agent and Service Agreement dated May 1, 2008, as amended (the “Transfer Agreement”), between the Transfer Agent and the Trust.

With respect to the Fund, the Transfer Agent hereby agrees for the period January 15, 2019 through July 31, 2020 (the “Waiver Period”) to waive such portion of the fees that the Transfer Agent would otherwise receive under the Transfer Agreement for serving as transfer agent to the Fund such that the aggregate transfer agent fee with respect to Institutional Shares of the Fund that the Transfer Agent would receive during the Waiver Period would be calculated using an annual rate of 0.04 percent of the Fund’s net asset value attributable to Institutional Shares. The aggregate transfer agent annual fee rates with respect to Ordinary Shares and R6 Shares, if any, of the Funds remain unchanged.

This Waiver Obligation only may be rescinded, amended or modified, and the Waiver Period terminated, in whole or in part, without further obligation by the Transfer Agent at such time and on such terms as may be determined by the Trustees, including a majority of those Trustees who are not “interested persons” of the Trust, as such term is defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended.

Pear Tree Advisors, Inc.

By:	/s/ Willard L. Umphrey
Willard L. Umphrey, President

Agreed and Accepted:

Pear Tree Funds

By:	/s/ Willard L. Umphrey
Willard L. Umphrey, President

Date: October 19, 2018